Northern Lights Fund Trust II

4020 South 147th Street

Omaha, NE 68137

April 12, 2012

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: John Grzeskiewicz

Re:

ACCELERATION OF EFFECTIVENESS REQUEST

Northern Lights Fund Trust II (the “Trust”)

Registration File Numbers: 333-174926, 811-22549

Crow Point Hedged Global Equity Income Fund (S000036836)

Dear Mr. Grzeskiewicz:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Crow Point Hedged Global Equity Income Fund (the “Fund”), we hereby request acceleration of Post-Effective Amendment No. 56 to the Trust’s registration statement on Form N-1A (“Post-Effective Amendment No. 56”) filed under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(ii) thereunder, on April 12, 2012 so that Post-Effective Amendment No. 56 would be declared effective on April 17, 2012.  Pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Northern Lights Distributors, LLC, the Fund’s principal underwriter, requesting that effectiveness of the amendment to the registration statement be accelerated to Tuesday, April 17, 2012 or as soon as practicable thereafter.

We are requesting acceleration of Post-Effective Amendment No. 56 because the Fund has already been reviewed by the Commission’s staff prior to the filing of Post-Effective Amendment No. 56.  As previously noted in the cover letter to Post-Effective Amendment No. 56, Post-Effective Amendment No. 56 was filed in order to add 0.50% 12b-1 fee for Class R shares of the Fund.  A Prospectus and Statement of Additional Information for the Fund was originally filed on February 2, 2012 with Post-Effective Amendment No. 38 to the Trust’s registration statement on Form N-1A.  On March 15, 2012, the Trust received comments from the Commission staff with respect to the Fund, and those comments were addressed in Post-Effective Amendment No. 56.

The Trust acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have with respect to the foregoing to David J. Baum (at 202-239-3346) of Alston & Bird LLP.

Very truly yours,

By:

/s/ Andrew Rogers______

Andrew Rogers

President

Northern Lights Fund Trust II

Enclosure

NORTHERN LIGHTS DISTRIBUTORS, LLC

April 12, 2012

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Northern Lights Fund Trust II:

Crow Point Hedged Global Equity Income Fund

REQUEST FOR ACCELERATION.

As the principal underwriter of the Crow Point Hedged Global Equity Income Fund (the “Fund”), a series of Northern Lights Fund Trust II, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the Registration Statement that was filed on Form N-1A on behalf of the Fund on April 12, 2012, be accelerated to Tuesday, April 17, 2012 or as soon as practicable thereafter.

Very truly yours,

Northern Lights Distributors, LLC

/s/ Brian Nielsen

Brian Nielsen

President

4020 South 147th Street

Omaha, NE 68137